Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
AWARDS GRANTED UNDER THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME AND THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN:
D M BRISTOW AND G P SHUTTLEWORTH
London, United Kingdom, 15 June 2011 — Randgold Resources Limited announces the following awards as required under DTR 3.1.4:
Under the Randgold Resources Limited Restricted Share Scheme, awards over 38,456 ordinary shares in Randgold Resources Limited (“Shares”) were granted to Dr D M Bristow and awards over 8,121 Shares were granted to Mr G P Shuttleworth on 13 June 2011. The awards granted to both Dr Bristow and Mr Shuttleworth will vest as to one third on 13 June 2014, a further one third on 13 June 2015 and the final third on 13 June 2016 to the extent the performance conditions are satisfied.
Under the Randgold Resources Limited Co-Investment Plan, approved by shareholders on 3 May 2011, an award over 38,456 Shares was granted to Dr D M Bristow and an award over 8,121 Shares was granted to Mr G P Shuttleworth on 13 June 2011. The awards granted to both Dr Bristow and Mr Shuttleworth will vest and become exercisable after the expiry of the performance period on 31 December 2013 to the extent the performance conditions are satisfied.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com